August 6, 2019 Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Re:	Alaia Market Linked Trust, Series 7-6 Rule 487 Filing of Amendment No. 1 to Registration Statement on Form S-6 Filed August 6, 2019 File Nos.: 333-232613 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on August 6, 2019 a Rule 487 filing of Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for Defined Preservation 95 Fund, Alaia Market Linked Trust, Series 7-6 (the “Trust”), a series of the Alaia Trust.

We are advised by Alaia Trust that Series 7-6 will not be materially different than the Defined Preservation 95 Fund, Alaia Market Linked Trust, Series 7-1 (Registration No. 333-222878), which was filed and became effective on October 31, 2018 and Series 7-2 (Registration No. 333-229729, which was filed and became effective on April 2, 2019. As in the previous Series, Series 7-6 will invest in a portfolio of exchange-traded options and cash and/or cash equivalents, and will seek to deliver the SPDR® S&P 500® ETF Trust’s price appreciation up to a cap and to insulate against 95% of its price declines.

Accordingly, the registrant, Alaia Trust, has made the following representations on the signature page of the Amendment:

“The Registrant, Alaia Market Linked Trust, hereby identifies Alaia Market Linked Trust, Series 7-1 and Alaia Market Linked Trust, Series 7-2, for purposes of the representations required by Rule 487 and represents the following:

Edward P. Bartz

U.S. Securities and Exchange Commission

August 6, 2019

(1) that the FLEX Options and cash and/or cash equivalents deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific FLEX Options deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.”

In compliance with Rule 487(b)(6), we represent that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 487(a).

Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Steve Houston Vincent Iannuzzi Donna Fiorini Brad Berggren Anna T. Pinedo Hanwen Zhang